State of Delaware
Secretary of State
Division of Corporations
Delivered 11:43 AM 05/27/2022
FILED 11:43 AM 05/27/2022
SR 20222412713 - File Number 6824379

CERTIFICATE OF INCORPORATION
OF
BLOCKCHAIN LABORATORIES, INC.

FIRST: The name of the corporation is: Blockchain Laboratories, Inc. (the "Corporation").

SECOND: The address of the Corporation's registered office in the State of Delaware is 838 Walker Road, Suite 21-2, Dover, DE 19904, County of Kent. The name of its registered agent at such address is Allstate Corporate Services Corp.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended ("DGCL") or any successor statute.

FOURTH: The aggregate number of shares which the Corporation shall have the authority to issue shall be 100,000,000 shares, consisting of 90,000,000 shares of Common Stock, par value $.000001 per share ("Common Stock") and 10,000,000 shares of Preferred Stock, par value $.000001 per share (the "Preferred Stock").

FIFTH: The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware.

The relative powers, designations, preferences, special rights, privileges, qualifications, limitations, restrictions and other matters relating to such Common Stock and the Preferred Stock are as set forth in this Article FIFTH.

A. Common Stock. The voting, dividend and liquidation and other rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock, if any.

1. Voting. The holders of the Common Stock are entitled to one vote for each share held. There shall be no cumulative voting.

2. Dividends. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor, if, as and when determined by the Board of Directions in their sole discretion, subject to provisions of law, any provision of this Certificate of Incorporation, as amended from time to time, and subject to the relative rights and preferences of any shares of Preferred Stock authorized and issued hereunder.

3. Liquidation. Upon the dissolution or liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Common Stock will be entitled to receive pro rata all assets of the Corporation available for distribution to its stockholders, subject however, to the liquidation rights of the holders of Preferred Stock authorized and issued hereunder.

B. Preferred Stock. The Board of Directors is hereby authorized from time to time to provide by resolution for the issuance of Preferred Stock in one or more series not exceeding the aggregate number of shares of Preferred Stock authorized by this Certificate of Incorporation, as amended from time to time, and to determine with respect to each such series the number of shares in such series, the voting powers, if any (which voting powers if granted may be full or limited), designations, powers, preferences, qualifications, limitations, restrictions and the relative, participating, optional or other special rights, if any appertaining thereto including, without limiting the generality of the foregoing, the voting rights appertaining to shares of Preferred Stock of any series (which may be one vote per share or a fraction or multiple of a vote per share, and which may be applicable generally or only upon the happening and continuance of stated events or conditions), the rate of dividend to which holders of Preferred Stock of any series may be entitled (which may be cumulative or non-cumulative), the rights of holders of Preferred Stock of any series in the event of liquidation, dissolution or winding up of the affairs of the Corporation, and the rights, if any, of the holders of Preferred Stock of any series to convert or exchange such Preferred Stock of such series for shares of any other class of capital stock (including the determination of the price or prices or the rate or rates applicable to such right to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable and the time or times during which a particular price or rate shall be applicable).

SIXTH: In furtherance of and not in limitation of powers conferred by statute, it is further provided:

1.   The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

2.   Election of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

3.   The Board of Directors is expressly authorized to adopt, amend, alter or repeal the bylaws of the Corporation.

SEVENTH: Except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

EIGHTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. Any repeal or modification of this provision shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

NINTH: Subject to such limitations as may be from time to time imposed by other provisions of this Certificate of Incorporation, by the bylaws of the Corporation, by the DGCL or other applicable law, or by any contract or agreement to which the Corporation is or may become a party, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this express reservation.

TENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Tenth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Tenth (including, without limitation, each portion of any sentence of this Article Tenth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ELEVENTH: The name and mailing address of the sole incorporator is as follows:

Michael J. Wieser 1846 East Main Street, Mohegan Lake, NY 10547

TWELFTH: Unless the Corporation consents in writing to the selection of an alternate forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article Eleventh.

EXECUTED on May 27, 2022



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Michael J Wieser, Incorporator